Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06301

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

February 27, 2013

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:       Lincoln New York Account N for Variable Annuities
Lincoln Life & Annuity Company of New York
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-186895 Lincoln ChoicePlus AssuranceSM Prime

Dear Mr. Zapata:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln New York Account N for Variable Annuities (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933 (the “1933 Act”), as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln ChoicePlus AssuranceSM Prime (“the LNY Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission via EDGAR on February 27, 2013.

The LNY Contracts are in many respects similar to certain individual variable annuity contracts (the “LNL Contracts”) recently filed on Form N-4 by The Lincoln National Life Insurance Company and the Lincoln Life Variable Annuity Account N (File No. 333-186894, dated February 27, 2013). The filing for the LNL Contracts is currently being reviewed by the staff of the Office of Insurance Products, Division of Investment Management. The LNY Contracts are designed to be sold in New York. New York law imposes specific and in some cases unique requirements on the sale of annuity products, therefore the LNY Contracts may contain certain references that may differ from the LNL Contracts. The enclosed copies of the prospectus and statement of additional information included in the Registration Statement for the LNY Contracts have been marked to show changes from the current prospectus and statement of additional information for the LNL Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences between the LNY Contracts and the LNL Contracts are as follows:

1.
The Depositor for the LNY Contracts is Lincoln Life & Annuity Company of New York, while the Depositor for the LNL Contracts is The Lincoln National Life Insurance Company. The Registrant for the LNY Contracts is Lincoln New York Account N for Variable Annuities, while the Registrant for the LNL Contracts is Lincoln Life Variable Annuity Account N. As a result, several contractual and regulatory differences are reflected:

•	the Estate Enhancement Benefit death benefit is not offered in the LNY Contracts;
•	the assumed interest rate cannot be higher than 5% in New York;
•	the fixed account (other than for dollar cost averaging) is not currently available for investment in the Contracts;
•	the interest adjustment does not apply to the LNY Contracts;
•	a transfer charge of $25 is discussed in the prospectus for the LNY Contracts, but it does not appear in the prospectus for the LNL Contracts;
•	there is no provision for selling group individuals under the LNY Contracts;
•	the Nursing Home Enhancement offered under Lincoln Lifetime IncomeSM Advantage 2.0 in the LNL Contracts is not available in the LNY Contracts;
•	the Lincoln SmartIncomeSM Inflation payout option offered under the LNL Contracts is not available in the LNY Contracts;
•	the cross reinvestment service offered in the LNY Contracts is not offered in the LNL Contracts.
2.
From an administrative standpoint, the prospectus for the LNY Contracts refers to the term “Servicing Office”, while the prospectus for the LNL Contracts refers to the “Home Office”. The term “Servicing Office” is a term we use to reflect specific requirements under New York law.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher
Counsel
Enclosures